Exhibit 99.1

The following is a joint press release issued by Gateway, Inc. and Acer Inc. on August 27, 2007 announcing the proposed tender offer and merger.

Acer to Acquire US-Based Gateway, Inc., Solidifying Acer’s Position as the #3 Largest PC

Company in the World

Conference call scheduled for Monday, August 27th at 7:30PM Taiwan time to provide further details on the transaction

TAIPEI, TAIWAN and IRVINE, CALIFORNIA, USA (27 August, 2007)—Acer Inc. (TWSE:2353), one of the world’s leading branded PC vendors, announced today it has entered into a definitive agreement to acquire Gateway, Inc. (NYSE: GTW). Gateway is the fourth largest PC company in the US and a leading retail PC provider. The combination will create a multi-branded PC-company with over US$15 billion in revenues and shipments in excess of 20 million PC units per year.

Under the terms of the agreement, Acer will commence a cash tender offer to purchase all the outstanding shares of Gateway for $1.90 per share, which represents total equity value consideration of approximately $710 million. The acquisition has been unanimously approved by the boards of directors of both Gateway and Acer and is subject to standard closing conditions, including approval under Hart Scott Rodino, Exon Florio and similar laws outside the U.S. The acquisition is expected to close by December 2007.

Gateway earlier announced that it intends to exercise its Right of First Refusal to acquire from Lap Shun (John) Hui, all of the shares of PB Holding Company, S.ar.l, the parent company for Packard Bell BV—a leading European PC vendor based in France. In addition, Gateway is currently in discussions with a third party with regards to a sale of its U.S. based Professional business.

“This strategic transaction is an important milestone in Acer’s long history” said J.T. Wang, Chairman of Acer. “The acquisition of Gateway and its strong brand immediately completes Acer’s global footprint, by strengthening our US presence. This will be an excellent addition to Acer’s already strong positions in Europe and Asia. Upon acquiring Gateway, we will further solidify our position as number three PC vendor globally.”

Gianfranco Lanci, President of Acer, added, “Both Acer’s and Gateway’s geographical presences and product positioning are highly complementary. We believe that our combined scale will lead to significant efficiencies. Gateway has built one of the industry’s most powerful and unique brands and with this acquisition, we will have the opportunity to implement an effective multi-brand strategy and cover all the major market segments. In time, we intend to actively manage our brand portfolio and differentiate our brands to address different consumer segments. We are also acquiring a world-class team and Gateway’s employees will be critical to our combined success.”

“We believe our complementary geographical and product mixes, and our mutual focus on the consumer market makes Acer an outstanding partner for Gateway.” explained Ed Coleman, CEO of Gateway. “Joining with Acer will enable us to bring even more value to the consumer segments we serve and capitalize on Acer’s highly regarded supply chain operations and global reach to expand the scope of the Gateway and eMachines brands around the world. Acer has made impressive strides in the global PC market and the board and I welcome this merger.”

The combination of Acer and Gateway is expected to result in significant revenue and cost synergies. The considerable increase in scale will result in reductions in per unit procurement and component costs for both companies. This combination also creates a real opportunity for the cross-selling of product portfolios by leveraging the customer relationships of both Acer and Gateway. Significant savings are also expected through the increased efficiency of the combined back-office functions. The pre-tax synergies are expected to be at least $150 million. In addition, this transaction is expected to be accretive to Acer’s earnings per share in 2008 without synergies.

Citigroup Global Markets Inc. acted as exclusive financial advisor to Acer; Goldman, Sachs & Co. served as exclusive financial advisor to Gateway.

Conference Call

A joint teleconference call and webcast hosted by Acer and Gateway will be held today at 7:30PM Taiwan time / 1:30PM Central Europe Time / 7:30AM New York time / 4:30AM Pacific Time to discuss this transaction. The call may be accessed US toll free by dialing 1-800-219-6110. The toll free dial-in number from Asia is 10-800-744-0091, or 10-800-440-0091. The toll free dial-in number from Europe is 0-800-279-2280. Please join the conference call at least ten minutes early in order to register. Acer will also offer a slide presentation to be viewed in conjunction with the live webcast and will be accessible form the company’s website at www.Acer.com. A telephonic replay of the conference call will be available through midnight Pacific time on Monday, September 3, 2007, by dialing US toll free 800-405-2236. Callers outside the US and Canada may access the replay by dialing 303-590-3000. The passcode to hear the replay is 110-96-467.

About Acer

Acer is a leading branded PC vendor, designing easy, dependable IT solutions that empower people to enhance their lives. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model is instrumental to the company’s continued success. The model encourages partners and suppliers to collaborate in a winning formula of supply-chain management. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion. For more information, please visit www.Acer.com.

About Gateway

Since its founding in 1985, Irvine, Calif.-based Gateway (NYSE: GTW) has been a technology pioneer, offering award-winning PCs, servers and related products to consumers, businesses, government agencies and schools. Gateway is the fourth largest PC company in the U.S. and among the top ten worldwide. The company’s value-based eMachines brand is sold through leading retailers worldwide, while the premium Gateway line is available at major retailers as well as over the web and phone. See http://www.Gateway.com/ for more information.

Contacts:

Acer	Gateway
Cynthia Hiponia	David Hallisey
The Blueshirt Group for Acer	949-471-7703
San Francisco, CA	david.hallisey@Gateway.com
Tel: 415-217-4966
Fax: 415-217-7721	Lisa Emard,
Cynthia@blueshirtgroup.com	949-471-7705
lisa.emard@Gateway.com
Stella T.H. Chou, Henry Wang
PR, Branding Division	Investors
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,	Marlys Johnson
Taipei Hsien 221, Taiwan, R.O.C.	605232-2709
Tel: 886-2-8691-3204/1046	marlys.johnson@Gateway.com
Fax: 886-2-8691-3262
E-mail:
Stella_th_chou@Acer.com.tw
Henrywang@Acer.com.tw